UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Coca-Cola European Partners plc

(Name of Issuer)

                       Ordinary shares of nominal value €0.01 per ordinary share

(Titles of Class of Securities)

                               G25839104

(CUSIP Number)

                           May 28, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(continued on following pages)

(Page 1 of 10)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25839104		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Coca-Cola Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 87,950,640
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 87,950,640
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,950,640
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.2% (1)
12		TYPE OF REPORTING PERSON CO

(1) Based on a total of approximately 483,076,396 CCEP Shares (as defined below) outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the Securities and Exchange Commission (the “Commission”), on January 3, 2017.

CUSIP No. G25839104		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) European Refreshments
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 87,950,640
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 87,950,640
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,950,640
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.2% (2)
12		TYPE OF REPORTING PERSON CO

(2) Based on a total of approximately 483,076,396 CCEP Shares outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the Commission on January 3, 2017.

CUSIP No. G25839104		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Coca-Cola Export Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 87,950,640
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 87,950,640
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,950,640
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.2% (3)
12		TYPE OF REPORTING PERSON CO

(3) Based on a total of approximately 483,076,396 CCEP Shares outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the Commission on January 3, 2017.

CUSIP No. G25839104		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Atlantic Industries
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 87,950,640
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 87,950,640
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,950,640
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.2% (4)
12		TYPE OF REPORTING PERSON CO

(4) Based on a total of approximately 483,076,396 CCEP Shares outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the Commission on January 3, 2017.

This Schedule 13G (this “Schedule 13G”) relates to ordinary shares, nominal value €0.01 per share (“CCEP Shares”) issued by Coca-Coca European Partners plc (“CCEP”). This Schedule 13G is filed on behalf of The Coca-Cola Company (“TCCC”), TCCC’s direct wholly-owned subsidiary The Coca-Cola Export Corporation (“ExportCo”) and TCCC’s indirect wholly-owned subsidiaries Atlantic Industries (“Atlantic”) and European Refreshments (“ER” and collectively, the “Reporting Persons”).

 Item 1(a).  Name of Issuer:

Coca-Coca European Partners plc

Item 1(b). Address of Issuer’s Principal Executive Offices:

Bakers Road, Uxbridge, UB8 1EZ, United Kingdom

Item 2(a). Name of Person Filing:

This Schedule 13G is filed on behalf of the Reporting Persons with respect to CCEP Shares.

TCCC owns 100% of ExportCo, which owns 100% of Atlantic. Atlantic owns 100% of ER. Because of the relationship between each of TCCC, ExportCo and Atlantic with ER, each may be deemed to share beneficial ownership of the CCEP Shares held by ER.

The Reporting Persons have entered into a joint filing agreement in accordance with the provisions of Rule 13d-1(k)(1) under the Act, a copy of which is attached as Exhibit 1 hereto. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of TCCC and ExportCo is:

One Coca-Cola Plaza

Atlanta, Georgia 30313

The principal business address of ER is:

Southgate, Dublin Road

Drogheda, County Meath, Ireland

The principal business address of Atlantic is:

c/o Maples Corporate Services Limited

South Church Street

George Town, Grand Cayman KY1-1104

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d). Titles of Classes of Securities:

Ordinary shares of nominal value €0.01 per ordinary share.

Item 2(e). CUSIP Number:

G25839104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);
(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.  Ownership.

(a)	Amount beneficially owned: See responses to Item 9 on each cover page.

(b)	Percent of class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 2(a).

Item 8. Identification and Classification of Members of the Group.

Certain indirect wholly-owned subsidiaries of TCCC, including ER (the “TCCC Parties”) have entered into a Shareholders’ Agreement, dated as of May 28, 2016 (as may be supplemented and amended from time to time, the “Shareholders Agreement”), with CCEP and Olive Partners S.A. (“Olive”). The Shareholders Agreement provides for, among other things, certain transfer restrictions with respect to CCEP Shares held by the TCCC Parties and Olive and certain governance rights of the TCCC Parties and Olive.

Because of the relationship between the TCCC Parties and Olive as a result of the Shareholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own at December 31, 2016 (based on publicly available information) 254,079,627 CCEP Shares held in the aggregate by the TCCC Parties and Olive, or 52.6% of the total number of outstanding CCEP Shares (based on a total of approximately 483,076,396 CCEP Shares outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the Commission on January 3, 2017). Each Reporting Person and each TCCC Party disclaims beneficial ownership of any CCEP Shares held by Olive. Nothing contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists, and the Reporting Persons expressly disclaim membership in any such “group”.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

THE COCA-COLA COMPANY By: /s/ Bernhard Goepelt
Name:	Bernhard Goepelt
Title:	Senior Vice President and General Counsel

THE COCA-COLA EXPORT CORPORATION By: /s/ Bernhard Goepelt
Name:	Bernhard Goepelt
Title:	Vice President and General Counsel

ATLANTIC INDUSTRIES

By: /s/ Bernhard Goepelt
Name:	Bernhard Goepelt
Title:	Vice President and General Counsel

EUROPEAN REFRESHMENTS

By: /s/ Miriam Doyle
Name:	Miriam Doyle
Title:	Director